

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2024

Andrej Jonovic
Chief Executive Officer
XBP Europe Holdings, Inc.
2701 East Grauwyler Road
Irving, TX 75061

> **Re: XBP Europe Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 2, 2024**
> **File No. 333-276213**

Dear Andrej Jonovic:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 3 and reissue in part. Please revise your disclosure here, in your Risk Factors section and elsewhere as appropriate to disclose the amount of resale shares being registered as a percentage of your public float. We note your statement that "[t]he number of shares of Common Stock that the Selling Securityholders can sell into the public markets pursuant to this prospectus greatly exceeds the Company's public float." In this regard, we note that the currently disclosed percentage is compared to your total number of shares outstanding not your public float.

Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Rodman